Exhibit 99.2

Bravo Multinational Incorporated (BRVO) Files its March 31, 2017, Quarterly Report, Preferred 'A' Shares Cancelled

TORONTO, ON--( July 11, 2017) - Bravo Multinational Incorporated (OTC PINK: BRVO) filed its first quarter ending, March 31, 2017, FORM 10-Q with the US SEC. Subsequently, the Company's filing status is now revised to "Current Reporting."

Currently, Bravo's accountants are proceeding with the preparation of the 2nd quarterly Form 10-Q filing, expected to be submitted before the due date of August 14, 2017.

On June 18, 2017, 100% of the Preferred 'A' shareholders agreed to have ALL of their Preferred 'A' shares (issued and outstanding) returned to Bravo treasury for cancellation; no monetary value was recognized for these share returns. The result of this action returns 100% voting control of the Company to the shareholders of outstanding common stock.

On May 30, 2017, the Company advanced 100 additional slot and video poker gaming machines as part of the bulk purchase agreement signed on May 4, 2016. All gaming machines once retailed are to be operated and managed under a long-term (the year 2033) countrywide national license. Delivery was advanced to fill additional orders for retail sales and reports on these new "Closed Sales" in upcoming US SEC filings.

The Company is progressing well with its review of the business opportunity reported in its June 26, 2017, press release. The "Letter of Intent" stipulates the potential purchase of a large quantity of gaming machines available for immediate revenue producing placement. Management will release a news update upon completing a definitive contract agreement on the pending gaming machine purchase.

About Bravo Multinational Incorporated:

Bravo Multinational Incorporated (OTC PINK: BRVO) is a diversified company with its main focus being on the growth of its casino gaming equipment holdings. Current BRVO gaming equipment assets are located in Central and South America. Bravo also holds patented mining claims in the gold and silver district on War Eagle Mountain, USA. Bravo's current and future growth strategy, driven by partnerships, new acquisitions, and ventures should result in financially viable and profitable long- term operations throughout the Americas.

For further information contact Bravo Multinational Incorporated, www.bravomultinational.com, info@bravomultinational.com and (716) 803-0621.

Bravo Multinational Incorporated cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by other factors. Such factors, including, but not limited to, vagaries of trade, market competition and other risks detailed herein and from time to time in the U.S. Securities and Exchange Commission filings of the Company.